SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Smile.Media Expanding Focus On Israel's Arab-Speaking Population dated June 5, 2006.



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                                                                          ITEM 1


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Press Release                                              Source: Internet Gold

Internet Gold's Smile.Media Expanding Focus On Israel's Arab-Speaking Population

Monday June 5, 1:00 am ET

Recent Activities: Acquisition of 70% of Hadaf Arab-language Sports Portal & - Securing of BBC as Arab-language Content Feed

PETACH TIKVA, Israel, June 5 /PRNewswire-FirstCall/ -- Internet Gold,
(Nasdaq NMS: IGLD - News) today announced that its subsidiary Smile.Media Ltd. (formerly GoldMind) has embarked on a program to expand the traffic of yahala.co.il, the Arab-language portal in which it holds a 51% ownership interest.

Yahala yesterday acquired a 70% ownership interest in hadaf.co.il, one of Israel's most popular Arab language sports portals. Hadaf offers a broad variety of sports-related content, including online coverage of sports events, teams and personalities popular with the Arab population. As part of the transaction, Hadaf's founder will become Yahala's Sports Editor and its Community and Content Director.

In addition, Yahala has recently signed an agreement with the BBC under which www.bbcarabic.com, the BBC's Arab-language portal, will feed a broad variety of content to the Yahala portal.

Commenting on the news, Doron Turgeman, Internet Gold's and Smile.Media's Deputy CEO, said, "We are continuing to expand our focus on Israel's Arab speaking sector,. an important segment accounting for 20% of the population. Since acquiring a controlling interest in Yahala, we have worked closely with its management to increase its traffic and revenues, and are very pleased with the results so far. We believe our recent initiatives, including this acquisition of the Hadaf sports portal and the content-feeder agreement with the BBC, will take Yahala to the next level, giving it an even larger market share and a growing level of revenues."

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its Smile.Communications Ltd. subsidiary offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its Smile.Media Ltd. subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group. Its shares trade under the symbol IGLD on the Nasdaq National Market and the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.



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Certain statements made herein that use the words "estimate," "project,"
"intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:
    Meirav Be'eri
    Investor Relations
    +972-3-516-7620





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  June 5, 2006